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                                                 Filed by Invitrogen Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                Subject Company: Invitrogen Corporation, Life Technologies, Inc.
                                                 Commission File No.:  000-25317

PRESS CONTACT:                                       INVESTOR RELATIONS CONTACT:
Dan Katcher and Josh Silverman                       James Glynn
Joele Frank, Wilkinson Brimmer Katcher               Invitrogen Corporation
(212) 355-4449                                       (760) 603-7205

ANALYST RELATIONS CONTACT:
Jennifer Jarrett
Donaldson, Lufkin & Jenrette
(415) 249-2100



                                                               [LOGO]



        INVITROGEN ANTICIPATES CASH EPS GROWTH IN THE RANGE OF 20 TO 25%


SAN DIEGO, CALIFORNIA, JULY 11, 2000 - Invitrogen Corporation (NASDAQ: IVGN) chairman and chief executive officer Lyle C. Turner today reviewed the compelling strategic and financial aspects of the Invitrogen / Life Technologies, Inc. (OTC bulletin board: LTEK) transaction. Highlights of the transaction include:

- Anticipated cash EPS growth for the combined company in the range of 20-25%;

-        Immediate and significant accretion to cash earnings per share;

- Significantly higher cash EPS expected for the combined company for the next five years than would have been possible on a standalone basis;

- Creation of a leading player in the molecular biology market with pro forma 1999 revenues in excess of $500 million and EBITDA of approximately $100 million;

- A worldwide distribution and marketing infrastructure, which will include over 300 sales professionals and over 60 technical support representatives;

- Opportunity to combine Invitrogen's TOPO/TA and ECHO Cloning Technology and Life Technologies' CDNA and GATEWAY-TM- Cloning technology and the industry's broadest line of expression vectors to create an integrated operating system for gene cloning and expression;

- Ability to accelerate the combined companies' new product development efforts by joining worldwide R&D resources totaling more than 280 professionals; and

- Opportunity to leverage an extensive combined proprietary technology portfolio of over 200 issued and pending patents and over 300 licenses.


Invitrogen develops, manufactures and markets research tools in kit form and provides other research products and services to corporate, academic and government entities. These research kits simplify and improve gene cloning, gene expression and gene analysis techniques and are used for genomics and gene-based drug discovery, among other molecular biology activities. Founded in 1987, Invitrogen is headquartered in San Diego, California and also has operations in Huntsville, Alabama; Groningen, Netherlands; and Heidelberg, Germany.

                                     -more-

Life Technologies, Inc. provides essential technologies needed by the biotechnology and biopharmaceutical communities. The company manufactures and markets a breadth of offerings unique in the industry, used in applications of the life sciences discovery, development, and production process. The offerings range from catalog and custom products to technology licensing, research services, large-scale production, and life science technical expertise and support. With operations in more than 20 countries and distributor relationships in 40 more, the company serves customers in universities, public and private research institutions, and biotechnology and pharmaceutical companies. The company employs over 2,000 at its worldwide locations.

Certain statements contained in this press release are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to projected growth in cash earnings per share for the combined company, development and increased flow of new products, leveraging technology and personnel, advanced opportunities, creation of new standards and new delivery platforms which are prospective. Such forward-looking statements are subject to a number of risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risk and uncertainties include, but are not limited to, approval of the mergers, satisfaction of the conditions to closing including the divestiture of Dexter's chemicals businesses, successful combination of the operations of the two companies and previously-acquired companies, retention of key personnel, the ability to manage growth, successful development and commercialization of new products and services, continued identification, development and licensing of new technology, competition and other risks and uncertainties detailed from time to time in Invitrogen's filings with the Securities and Exchange Commission.

ADDITIONAL INFORMATION
Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Invitrogen, Life Technologies and Dexter in connection with the proposed mergers, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this press release with the SEC. Invitrogen, Life Technologies and Dexter will be filing joint proxy statements/prospectuses and other relevant documents concerning the proposed transaction with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Invitrogen may be obtained free of charge by contacting Invitrogen Corporation, Cheri Manis, 1600 Faraday Avenue, Carlsbad, California, 92008, (760) 603-7200. Documents filed with the SEC by Life Technologies will be available free of charge by contacting Life Technologies, Inc., C. Eric Winzer, Life Technologies, Inc., 9800 Medical Center Drive, P.O. Box 6482, Rockville, Maryland 20850, (301) 610-8800. Documents filed with the SEC by Dexter will be available free of charge by contacting Dexter Corporation, One Elm Street, Windsor Locks, Connecticut 06096, Attention: Investor Relations,
(860) 292-7675. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

NOTE TO EDITORS: FOR MORE INFORMATION ABOUT INVITROGEN OR LIFE TECHNOLOGIES VISIT THE COMPANIES' WEBSITES AT www.invitrogen.com and www.lifetechnologies.com.

CONTACTS FOR INVITROGEN:
INVESTORS:
Name: James Glynn
Phone: (760) 603-7205

MEDIA:
Name:  Dan Katcher and Josh Silverman
       Joele Frank, Wilkinson Brimmer Katcher
Phone: (212) 355-4449


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